SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2012

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 7, 2012

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Sandra Odell
Sandra Odell
Assistant Group Secretary

PRUDENTIAL PLC (the Company)

NOTIFICATION OF INTERESTS OF DIRECTORS/ PDMRS AND CONNECTED PERSONS

The Prudential Savings-Related Share Option Scheme (the Scheme)

The Prudential Savings-Related Share Option Scheme is an HMRC approved SAYE share option scheme available to all employees of participating companies including Prudential Executive Directors/PDMRs.

The Company has been advised by Yorkshire Building Society, the Scheme administrator, that on 6 December 2012 Mrs M A Coltman, a PDMR, exercised an option over 2,135 ordinary shares in Prudential plc at an exercise price of 424.94 pence per share. Following the option exercise, Mrs Coltman had a holding of 295,187 ordinary shares of 5 pence each in Prudential plc, representing less than 0.02% of the issued share capital.

Additional Information

Prudential plc is not affiliated in any manner with Prudential Financial Inc, a company whose principal place of business is in the United States of America.

Contact

Jennie Webb, Share Plans Advisor, 020 7548 2027

Sandra Odell, Assistant Group Secretary, 020 7548 2115

Date of notification

7 December 2012